UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 6)
Dick’s Sporting Goods, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
253393102
(CUSIP Number)
February 17, 2009
(Date of Event Which Require Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253393102	SCHEDULE 13G/A	Page	1	of	6 pages

1	NAMES OF REPORTING PERSON Edward W. Stack

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		29,640,154[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,268,760[2]

WITH	8	SHARED DISPOSITIVE POWER

[3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Edward W. Stack - 29,640,154[1,2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

25.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Represents 129,974 shares of common stock and 22,725,380 shares of Class B common stock beneficially owned by Mr. Stack, 347,700 shares of common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 12,100 shares of common stock held by Mr. Stack’s minor children, for which Mr. Stack disclaims beneficial ownership, and 6,425,000 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2008.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).
2 Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 347,700 shares of Class B common stock held by Richard T. Stack. Edward W. Stack also owns 23,694 shares of restricted common stock, which vest 100% in March of 2011. Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred.
3 On December 4, 2007, Mr. Stack amended an option held by his brother Martin Stack. The option, as amended, is exercisable beginning December 2, 2009, and for thirty-six months thereafter, for 759,800 shares of common stock.

Page 2 of 6 pages
The option is exercisable at 75% of the then per share market price on the date of exercise. Market price means the mean between the high and low prices of the common stock on the national securities exchange on the day on which the option is exercised, if the common stock is then being traded on a national securities exchange, and if the common stock is then being traded on such an exchange but there are no sales on such day, the market price shall be deemed to be the mean between the high and low prices of the common stock on the national securities exchange on the day on which the most recent sales occurred prior to the date of exercise; and if the common stock is not then traded on such an exchange, then the market price shall be deemed to be the mean between the high and low bid and asked prices for the common stock on the over-the-counter market on the day on which the option is exercised.

Page 3 of 6 pages
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer: Dick’s Sporting Goods, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 300 Industry Drive, RIDC Park West Pittsburgh, PA 15275

Item 2(a).	Name of Person Filing: Edward W. Stack

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o Dick’s Sporting Goods, Inc. 300 Industry Drive, RIDC Park West Pittsburgh, PA 15275

Item 2(c).	Citizenship: United States Citizen
Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock, see footnotes 1 and 2.

Item 2(e).	CUSIP Number: 253393102

Item 3.	If this statement is being filed pursuant to §§ 240.13d-1(b) or 240,13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 4 of 6 pages
               If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a)	Amount beneficially owned:
     Edward W. Stack                29,640,1541

Item 4(b)	Percent of class: 25.7%

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	29,640,154	[1,2]

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	29,268,760	[2]

(iv) Shared power to dispose or to direct the disposition of:		[3]

1 Represents 129,974 shares of common stock and 22,725,380 shares of Class B common stock beneficially owned by Mr. Stack, 347,700 shares of common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 12,100 shares of common stock held by Mr. Stack’s minor children, for which Mr. Stack disclaims beneficial ownership, and 6,425,000 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2008.
Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).
2 Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 347,700 shares of Class B common stock held by Richard T. Stack. Edward W. Stack also owns 23,694 shares of restricted common stock, which vest 100% in March of 2011. Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred.
3 On December 4, 2007, Mr. Stack amended an option held by his brother Martin Stack. The option, as amended, is exercisable beginning December 2, 2009, and for thirty-six months thereafter, for 759,800 shares of common stock. The option is exercisable at 75% of the then per share market price on the date of exercise. Market price means the mean between the high and low prices of the common stock on the national securities exchange on the day on which the option is exercised, if the common stock is then being traded on a national securities exchange, and if the common stock is then being traded on such an exchange but there are no sales on such day, the market price shall be deemed to be the mean between the high and low prices of the common stock on the national securities exchange on the day on which the most recent sales occurred prior to the date of exercise; and if the common stock is not then traded on such an exchange, then the market price shall be deemed to be the mean between the high and low bid and asked prices for the common stock on the over-the-counter market on the day on which the option is exercised.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Page 5 of 6 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of the Group. Not Applicable.

Item 10.	Certifications. Not Applicable.

Page 6 of 6 pages
SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	By:	/s/ Edward W. Stack
Edward W. Stack